

                                                                                                 EXHIBIT 12



                                        American Home Products Corporation
                                 Computation of Ratio of Earnings To Fixed Charges
                                   (Thousands of dollars, except ratio amounts)


                                 Six Months Ended                     Years Ended December 31,
                                 ---------------- ---------------------------------------------------------
Earnings:                         June 30, 1999         1998        1997        1996       1995      1994  (1)
---------                        ----------------  -----------  ----------  ---------- ---------- ---------

Income from continuing operations
  before federal and foreign taxes     $1,465,778  $3,585,460  $2,814,707  $2,755,460 $2,438,698 $2,029,760

Add:
Fixed charges                             187,303     376,253     518,661     605,011    705,047    155,187

Minority interests                          9,963       2,177         721      18,084        717    (12,570)

Distributed equity income                       -         920           -           -          -          -

Amortization of                               902       1,487       1,057       5,621        768        497
  capitalized interest

Less:
Equity income/(loss)                          869         522      10,840      10,431      8,129     (1,691)

Capitalized interest                       10,369       9,497      12,898           -      7,681      9,792
                                 ----------------  ----------  ----------  ---------- ---------- ----------

  Total earnings as defined            $1,652,708  $3,956,278  $3,311,408  $3,373,745 $3,129,420 $2,164,773
                                 ================  ==========  ==========  ========== ========== ==========

Fixed Charges:

Interest and amortization
  of debt expense                        $154,889    $322,970    $461,370    $571,414   $665,021   $116,661

Capitalized interest                       10,369       9,497      12,898           -      7,681      9,792

Interest factor of
  rental expense (2)                       22,045      43,786      44,393      33,597     32,345     28,734
                                 ----------------  ----------  ----------  ---------- ---------- ----------

Total fixed charges as defined           $187,303    $376,253    $518,661    $605,011   $705,047   $155,187
                                 ================  ==========  ==========  ========== ========== ==========

Ratio of earnings to fixed
  charges                                     8.8        10.5         6.4         5.6        4.4       13.9


(1) The 1994 results include one month of results of American Cyanamid Company which was acquired by American Home Products Corporation effective December 1, 1994. Assuming the acquisition took place January 1, 1994, the pro forma ratio of earnings to fixed charges would be 2.9 for the year ended December 31, 1994.

(2) A 1/3 factor was utilized to compute the portion of rental expenses deemed representative of the interest factor.